UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Youbet.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

233162502

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162502	Page 1 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only). The PNC Financial Services Group, Inc. 25-1435979
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 2,518,583
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,518,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,583* *See the response to Item 6.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.07
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 233162502	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only). PNC Bancorp, Inc. 51-0326854
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 2,518,583
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,518,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,583* *See the response to Item 6.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.07
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 233162502	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only). PNC Bank, National Association 22-1146430
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0-
6. Shared Voting Power 2,518,583
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,518,583

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,583* *See the response to Item 6.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.07
12.	Type of Reporting Person (See Instructions) BK

Page 4 of 6 Pages

ITEM 1(a) – NAME OF ISSUER:

Youbet.com, Inc.

ITEM 1(b) – ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5901 De Soto Avenue

Woodland Hills, California 91367

ITEM 2(a) – NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; and

PNC Bank, National Association

ITEM 2(b) – ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. – One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. – 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association – One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) – CITIZENSHIP:

The PNC Financial Services Group, Inc. – Pennsylvania

PNC Bancorp, Inc. – Delaware

PNC Bank, National Association – United States

ITEM 2(d) – TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) – CUSIP NUMBER:

233162502

ITEM 3 – IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK

                 WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;
(e)	☐ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section

   3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.     ☐

Page 5 of 6 Pages

ITEM 4 – OWNERSHIP:

The following information is as of December 31, 2008:

(a) Amount Beneficially Owned:	2,518,583*
*See the response to Item 6.

(b) Percent of Class:	6.07

(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	-0-
(ii) shared power to vote or to direct the vote	2,518,583
(iii) sole power to dispose or to direct the disposition of	-0-
(iv) shared power to dispose or to direct the disposition of	2,518,583

ITEM 5 – OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 – OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The total shares reported herein are held in trust accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.

In connection with the trust accounts, Lloyd I. Miller, III and PNC Bank, National Association, in its capacity as Trustee, have entered into an Investment Advisory Agreement dated as of April 1, 2002. Either party may terminate the Investment Advisory Agreement on 30 days prior written notice.

ITEM 7 – IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

                 THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. – HC:

PNC Bancorp, Inc. – HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association – BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 8 – IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 – NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 6 of 6 Pages

ITEM 10 – CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date

By:	/s/ Joseph C. Guyaux
Signature – The PNC Financial Services Group, Inc. Joseph C. Guyaux, President Name & Title

February 12, 2009
Date

By:	/s/ Maria C. Schaffer
Signature – PNC Bancorp, Inc. Maria C. Schaffer, Executive Vice President Name & Title

February 12, 2009
Date

By:	/s/ Joseph C. Guyaux
Signature – PNC Bank, National Association Joseph C. Guyaux, President Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED